02043384

# of pages: 12
# of exhibits: 2
Exhibit index page: 2

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUL 2 2 2002
1086

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

P.E.
7/1/02

For the Month of July 2002

DURBAN ROODEPOORT DEEP, LIMITED
(Translation of Registrant's Name into English)

CMC BUILDING, 45 EMPIRE ROAD, PARKTOWN, JOHANNESBURG, P.O. BOX 82291
SOUTHDALE, SOUTH AFRICA
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

PROCESSED
JUL 2 5 2002
THOMSON
FINANCIAL

Form 20-F X　　　　Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _　　　　No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Attached to the Registrant's Form 6-K filing for the month of July 2002, and incorporated by reference herein, are:

Exhibit No.	Description	Page #
1.	Contents of Register of Directors, Auditors and Officers (Form CM 29), dated July 2, 2002	4
2.	News Release issued on July 8, 2002 entitled "DRD Completes Hedge Book Close Out"	11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By: M.A. Eloff
Group Company Secretary

Dated: JULY 18, 2002

4

Exhibit 1

Inhoud van Register van Direkteure, Ouditeure en Beamptes

Contents of Register of Directors, Auditors and Officers

CM29
CM29

Maatskappywet, 1973,Art.216(2),276,322(1),325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom"

Companies Act, 1973,Sec.216(2),276,322(1),325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van maatskappy
Registration No. of company
1895/000926/06

DURBAN ROODEPOORT DEEP LIMITED
P O BOX 390
MARAISBURG
1700

Opgawe van besonderhede soos op /
Return of particulars as at 2.7.2002

Verklaring/Statement

Ek, ______________________
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolg artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, M A ELOFF
(name of director or officer)

state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken
Signed [signature]
Datum
Date 2.7.2002

A. Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	BAKER
2. Volle voorname/Full forenames	DAVID CHRISTOPHER
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum / Identity number or, if not available, date of birth	Year/Jaar 5 9, Month/Maand 0 9, Day/Dag 2 5
5. (a) Datum van aanstelling/Date of appointment (b) Betiteling/Designation	23/01/2002 DIRECTOR
6. Woonadres/Residential address	1/1 NORTHCLIFF ST. MILSON'S POINT NSW 2061 AUSTRALIA
7. Besigheidsadres/Business address	1/1 NORTHCLIFF ST. MILSON'S POINT NSW 2061 AUSTRALIA
8. Posadres/Postal address	1/1 NORTHCLIFF ST. MILSON'S POINT NSW 2061 AUSTRALIA
9. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	AUSTRALIAN
10. Beroep/Occupation	FUND MANAGER
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	NO
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	NONE

Registrasie No. van maatskappy
Registration No. of company

1895/000926/06

VIR SLEUTEL TOT BESONDERHEDE.KYK BLADSY 1/ FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	VALKIN
2.:	CHARLES LEONARD
3.:	
4.:	Jaar/Year, Maand/Month, Dag/Day:
5.: (a)	29/04/2002
(b)	ALTERNATE
6.:	9 STUART STREET WAVERLEY 2001
7.:	9TH FLOOR, TWIN TOWERS WEST SANDTON CITY SANDTON 2146
8.:	P O BOX 785812 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	ATTORNEY
11.:	Yes
12.:	NONE

1.:	WELLESLEY-WOOD
2.:	MARK MICHAEL
3.:	
4.:	Jaar/Year, Maand/Month, Dag/Day: 5 1 1 1 0 2
5.: (a)	03/05/2000
(b)	DIRECTOR
6.:	DOLPIN HOUSE HAYES LANE SLINFOLD W SUSSEX RH 13 4SN UK
7.:	45 EMPIRE ROAD PARKTOWN
8.:	P O BOX 390 MARAISBURG 1700
9.:	BRITISH
10.:	CONSULTANT
11.:	Yes
12.:	NONE

1.:	KEBBLE
2.:	ROGER AINSLEY RALPH
3.:	
4.:	Jaar/Year, Maand/Month, Dag/Day: 3 9 1 1 0 9 5 0 6 9 0 0 6
5.: (a)	18/08/1994
(b)	DIRECTOR
6.:	15-8th Avenue Houghton 2198
7.:	45 EMPIRE ROAD PARKTOWN 2193
8.:	P O BOX 390 MARAISBURG 1700
9.:	RSA
10.:	DIRECTOR
11.:	Yes
12.:	RETIRED 30/06/2002

Registrasie No. van maatskappy
Registration No. of company

1895/000926/06

VIR SLEUTEL TOT BESONDERHEDE,KYK BLADSY 1/ FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	CAMPBELL
2.:	GEOFFREY CHARLES
3.:	
4.:	Jaar Year 6 1 / Maand Month 0 4 / Dag Day 0 8
5.: (a)	20/03/2002
(b)	DIRECTOR
6.:	42 HALF MOON LANE, LONDON, SE24 9NU UNITED KINGDOM
7.:	42 HALF MOON LANE, LONDON, SE24 9NU UNITED KINGDOM
8.:	42 HALF MOON LANE, LONDON, SE24 9NU UNITED KINGDOM
9.:	BRITISH
10.:	MANAGING DIRECTOR
11.:	No
12.:	NONE

1.:	COETZEE
2.:	FREDERIK HENDRIK
3.:	
4.:	Jaar Year 4 6 / Maand Month 0 5 / Dag Day 0 2 / 5 1 0 7 0 0 6
5.: (a)	22-1-2002
(b)	DIRECTOR
6.:	A1 WEST RAND CONS DURBAN ROODEPOORT DEEP ROODEPOORT 1724
7.:	DURBAN ROODEPOORT DEEP LIMITED ROODEPOORT 1724
8.:	PRIVATE BAG X62 ROODEPOORT 1724
9.:	RSA
10.:	DIRECTOR
11.:	Yes
12.:	NONE

1.:	GOODWIN
2.:	NICHOLAS
3.:	
4.:	Jaar Year 4 7 / Maand Month 0 6 / Dag Day 2 4 / 5 0 6 0 0 0 7
5.: (a)	01/10/1997
(b)	DIRECTOR
6.:	PORTION 58 OF THE FARM HARTZENBERGFONTEIN EIKENHOF 1872
7.:	FEDAM 5TH FLOOR, 87 RISSIK STREET JOHANNESBURG 2001
8.:	P O BOX 666 JOHANNESBURG 2000
9.:	SA
0.:	FUND MANAGER
1.:	Yes
2.:	NONE

Registrasie No. van maatskappy
Registration No. of company

1895/000926/06

VIR SLEUTEL TOT BESONDERHEDE,KYK BLADSY 1/ FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	HUME
2.:	ROBERT PETER
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 0 0 8 1 2 5 0 4 3 0 0
5.: (a)	10/10/2001
(b)	DIRECTOR
6.:	4 CLOVER PARK 30 KENILWORTH ROAD STIRLING, EAST LONDON 5210
7.:	SASFIN FRANKEL POLLAK BEACH ROAD EAST LONDON 5210
8.:	P O BOX 8041 NAHOON EAST LONDON 5210
9.:	SOUTH AFRICAN
10.:	CHARTERED ACCOUNTANT
11.:	Yes
12.:	NONE

1.:	MURRAY
2.:	IAN LOUIS
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 6 0 8 1 8 5 1 2 4 0 0 8
5.: (a)	31/07/2000
(b)	DIRECTOR
6.:	90 PRETORIA STREET ATHOL SANDTON 2025
7.:	45 EMPIRE ROAD PARKTOWN 2193
8.:	P O BOX 390 MARAISBURG 1700
9.:	SOUTH AFRICAN
10.:	ACCOUNTANT
11.:	Yes
12.:	NONE

1.:	NCHOLO
2.:	MOLTIN PASEKA
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 3 0 4 1 3 5 8 7 6 0 8 4
5.: (a)	20/03/2002
(b)	DIRECTOR
6.:	58 SEVENTH ROAD CLOVERDENE 1514
7.:	ERMP MINES CNR. MAIN REEF & PRETORIA RDS BOKSBURG 1459
8.:	P O BOX 11200, RYNFIELD 1514
9.:	SOUTH AFRICAN
0.:	ADVOCATE
1.:	Yes
2.:	NONE

C.Beamptes en Plaaslike Bestuurders/Officers and Local Managers

Registrasie No. van maatskappy
Registration No. of company
1895/000926/06

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	ELOFF
2. Volle voorname/Full forenames	MARYNA ALETTA
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum Identity number or, if not available, date of birth	Year/Jaar Month/Maand Day/Dag: 5 3 0 3 1 3 0 0 5 3 0 0 5
5. (a) Datum van aanstelling/Date of appointment	01/07/1997
(b) Betiteling/Designation	SECRETARY
6. Adres van geregistreerde kantoor, en registrasienommer indien beampte 'n regspersoon is/ Address of registered office, and registration number if officer is a corporate body	
7. Woonadres/Residential address	11 ANTOINETTE STREET FLORACLIFF 1709
8. Besigheidsadres/Business address	45 EMPIRE ROAD PARKTOWN 2025
9. Posadres/Postal address	P O BOX 390 MARAISBURG 1700 2135
10. Nasionaliteit/Nationality	RSA
11. Beroep/Occupation	COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
13. Aard van verandering in 1 to 6 hierbo datum/ Nature of change in 1 to 6 above and date	NONE

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar/Year Maand/Month Dag/Day	4.: Jaar/Year Maand/Month Dag/Day
5.:(a)	5.:(a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.	13.

Registrasie No. van maatskappy
Registration No. of company
1895/000926/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar/Year Maand/Month Dag/Day	4.: Jaar/Year Maand/Month Dag/Day
5.:(a)	5.:(a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:

B. Ouditeur/Auditor

1. Naam/Name DELOITTE & TOUCHE
2. Datum van aanstelling/Date of appointment 08/08/1993
3. Aard van verandering in 1 en 2 hierbo en datum/ Nature of change in 1 and 2 above and date.

NONE

(Moet deur maatskappy voltooi word/To be completed by company)

CM 29

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes
Return of particulars of company's register of directors, auditors and officers

Datum ontvang Date received
Datum stempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

Gedateer / Dated 2.7.2002

Naam van maatskappy / Name of company DURBAN ROODEPOORT DEEP LIMITED

Posadres / Postal address P O BOX 390
MARAISBURG
1700

Exhibit 2

Received 07/08/2002 03:08 in 00:54 on line [5] for TH10441 Printed 07/08/2002 07:00 * Pg 2/2
08-JUL-2002 09:09 FROM DBN ROODEPOORT TO 0912123183400 P.02

DURBAN ROODEPOORT DEEP

NEWS RELEASE

8 July 2002

123/02-jmd

Embargo: *For immediate release*

DRD COMPLETES HEDGE BOOK CLOSE OUT

Durban Roodepoort Deep, Limited (DRD) has confirmed that it has closed out its full revenue hedge book, as promised to the market.

The outstanding fixed loss on the close out was $17million, which will be repaid within the current financial year.

This means that the company will now receive the full spot price from its gold sales.

Queries:
James Duncan
Russell & Associates
+ 27 11 880 3924 (office)
+ 27 82 892 8052

TOTAL P.02